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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Grossman                           Richard
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


101 East 52nd Street
--------------------------------------------------------------------------------
                                    (Street)


New York                           New York             10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol



Medjet Inc. (MDJT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

1/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

                                                                  SEC 1474(8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================


                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                           Common
Preferred Stock     $1.25    1/31/00  J(1)            280    Immed.            Stock     28,000  (2)      520       (D)      (3)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                           Common
Preferred Stock     $1.25    1/31/00  J(1)            266    Immed.            Stock     26,600  (2)      494       (D)      (4)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible                                                           Common
Preferred Stock     $1.25    1/31/00  J(1)            4200   Immed.            Stock    420,000  (2)     7,800      (I)      (5)(6)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Warrants            $3.50    1/31/00  J(1)            28,000 1/31/00  12/3/04  Stock     28,000  (2)    52,000      (D)      (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Warrants            $3.50    1/31/00  J(1)            26,600 1/31/00  12/3/04  Stock     26,600  (2)    49,400      (D)      (4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               Common
Warrants            $3.50    1/31/00  J(1)           595,000 1/31/00  12/3/04  Stock    595,000  (2) 1,105,000      (I)      (6)(7)
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====================================================================================================================================

Explanation of Responses:

(1) On January 31, 2000 the sale reported to have occurred on December 6, 1999 was partially rescinded.

(2) The reported securities are included within Medjet Units with a price of $125 per Unit. Each Unit consists of one share of Series B Convertible Preferred Stock, convertible into one hundred shares of Common Stock, and one hundred warrants, each exercisable to purchase one share of Common
     Stock. The securities held by Adam Smith & Company, Inc. were acquired pursuant to an investment banking agreement.

(3) These securities are owned solely by Richard and Ana Grossman JTWROS, who are members of a "group" with Orin Hirschman for purposes of Section 13(d) of the Exchange Act.

(4)  These securities are owned solely by Orin Hirschman.

(5) These securities are owned by Adam Smith Investment Partners, L.P. and Adam Smith Investements, Ltd.

(6) The reporting persons disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

(7) These securities are owned by Adam Smith & Company, Inc., Adam Smith Investment Partners, L.P., and Adam Smith Investments, Ltd.



           /s/ Richard Grossman                                 2/9/00
---------------------------------------------            -----------------------
     **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name: Orin Hirschman

Address: 101 East 52nd Street
         New York, New York 10022

Designated Filer: Richard Grossman

Issuer and Ticker Symbol: Medjet Inc. (MDJT)

Date of Event Reporting Statement: 1/31/00

Signature:  /s/ Orin Hirschman
            ------------------


Name: Ana Grossman

Address: 101 East 52nd Street
         New York, New York 10022

Designated Filer: Richard Grossman

Issuer and Ticker Symbol: Medjet Inc. (MDJT)

Date of Event Reporting Statement: 1/31/00

Signature:  /s/ Ana Grossman
            ------------------